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July 1, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A Filed June 17, 2022

File No. 001-40611

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 29, 2022 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on June 17, 2022. The Company has filed via EDGAR Amendment no. 1 to the Proxy Statement (the “Amendment”) which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Preliminary Proxy Statement on Schedule 14A filed on June 17, 2022

General

1.

Please discuss why you are seeking shareholder approval to amend the extension provisions of your current charter and Trust Agreement. While you indicate that you believe you will need an extension, and you disclose how the proposed charter and Trust Agreement amendments will operate, you do not address why the company has decided to hold a special meeting to vote on amending the existing extension provisions when the existing provisions would permit an extension without a separate shareholder vote. Specifically address why the board of directors recommends that shareholders vote for amending the extension provisions rather than retaining the existing extension provisions.

Response: The Company has revised the disclosure in the Letter to Stockholders, and on pages 2, 9, and 17 of the Amendment in response to the Staff’s comment.

2.	Prominently disclose and quantify the potential benefits and detriments to public shareholders and the post-Business Combination company if the Charter Amendment Proposal and Trust Amendment Proposal are approved instead of the existing extension provisions remaining in place under your current charter and Trust Agreement. Examples include the following:

●	Public stockholders will forfeit the right to receive up to $1,725,000 and up to an aggregate of $3,450,000 upon liquidation of the company under the existing Trust Agreement if the company seeks to extend the Combination Period for three or six months, respectively, but does not consummate a Business Combination;

●	There will be a reduction of the per-share redemption and liquidation amount public stockholders would otherwise be entitled to if the Combination Period is extended and stockholders seek redemption or a business combination is not consummated, as applicable. Quantify the reduced liquidation and per-share redemption amounts;

●	Your disclosure indicating that loans made by the Co-Sponsors or their affiliates for each Contribution to the Trust Account as an Extension Payment will be forgiven if the Company is unable to consummate an initial business combination" except to the extent of any funds held outside of the Trust Account" means that, in case of a liquidation, no Trust Account funds will be used to repay the Co-Sponsors or their affiliates. However, any funds used to repay the Co-Sponsors or their affiliates will reduce funds otherwise available to the post-Business Combination company; and

●	Public stockholders will be able to redeem their shares in connection with this vote, but would not be able to redeem their shares in connection with the extension of the Combination Period under the current charter and Trust Agreement because it does not require a stockholder vote.

Response: The Company has revised the disclosure on page 10 of the Amendment in response to the Staff’s comment.

3.	In addition, prominently disclose and quantify the conflicts and potential benefits to your Co-Sponsors, directors and officers if the Charter Amendment Proposal and Trust Amendment Proposal are approved instead of the existing extension provisions remaining in place. For example,

●	Your initial stockholders or their affiliates will no longer be required to make a payment of $1,725,000 prior to each three-month extension (up to $3,450,000 in the aggregate) and these amounts may not be repaid if a business combination is not consummated to the extent funds are not available outside of the Trust Account; and

●	Instead, your Co-Sponsors or their affiliates will make smaller payments of $100,000 for each 1-month extension as non-interest bearing loans to be repaid by the company upon consummation of an initial business combination.

Response: The Company has revised the disclosure on page 10 of the Amendment in response to the Staff’s comment.

4.	We note your disclosure that, if the proposals are approved, your stockholders have "the right to redeem your public shares into a pro rata portion of the Trust Account in the event a business combination is approved and completed." Clarify, if true, that stockholders must demand redemption of their shares at least two business days before the special meeting approving the business combination in order to properly exercise their redemption rights and cannot exercise their redemption rights after the business combination is submitted to a vote by the stockholders at the special meeting.

Response: The Company has revised the disclosure in the Letter to the Stockholders, and on pages 2, 3, 12, 16 and 18 of the Amendment in response to the Staff’s comment.

5.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in your pending business combination transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited if you are unable to consummate your pending business combination. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:       Eli Spiro

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